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                                                                    EXHIBIT 77D

ITEM 77D/77Q1(B)- POLICIES WITH RESPECT TO SECURITIES INVESTMENTS:

COLUMBIA VARIABLE PORTFOLIO - MULTI-STRATEGY ALTERNATIVES FUND (FORMERLY VARIABLE PORTFOLIO- EATON VANCE GLOBAL MACRO ADVANTAGE FUND)

Effective November 18, 2013, the Fund made certain changes to its principal investment strategies in connection with a fund name change and Columbia Management Investment Advisers, LLC's assuming day-to-day management responsibilities from the Fund's subadviser. The Fund pursues its investment objective through a diversified portfolio reflecting multiple asset classes and strategies employed across different markets, while seeking to limit equity and fixed income market risks (commonly referred to as beta) through various investment and hedging strategies. The Fund's investments and strategies are expected to employ both long and short positions in foreign and domestic equities (including common stock, preferred stock and convertible securities), equity futures, index futures, swaps, foreign and domestic fixed income securities (including government securities, corporate bonds, sovereign and quasi-sovereign debt obligations and municipal securities), fixed income futures, forward foreign currency contracts, commodity futures, other commodity-related investments, and exchange-traded funds (ETFs). The revised principal investment strategies are described in a supplement, dated
October 29, 2013, to the Fund's prospectus filed with the Securities and Exchange Commission on October 29, 2013 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-13-416080), which is hereby incorporated by reference as part of the response to Items 77D and 77Q1 of Form N-SAR.